UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☑Form 10-Q	☐Form 10-D

	☐Form N-SAR	☐Form N-CSR

	For Period Ended:	May 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Video Display Corporation

Full Name of Registrant

Former Name if Applicable

5155 King Street

Address of Principal Executive Office (Street and Number)

Cocoa, FL 32926

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☑	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Registrant is unable to file its quarterly Report on Form 10-Q for the period ended May 31, 2022, within the prescribed time period, due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report on Form 10-Q. Accordingly, the additional time is requested to compile all information necessary to accurately complete the Form 10-Q within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934. The Registrant expects to file the subject report no later than the fifth calendar date following the prescribed due date for the report.

Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gregory L. Osborn	321	784-4427
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☑Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Changes

All statements other than statements of historical facts included in this Form 12b-25 are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words “expect”, “estimate”, “anticipate”, “predict”, “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Form and include statements regarding the intent, belief or current expectations of the Registrant, its directors or its officers with respect to, among other things: (i) trends affecting the Registrant’s financial condition or results of operations; (ii) the Registrant’s financing plans; (iii) the Registrant’s business and growth strategies, including potential acquisitions; and (iv) other plans and objectives for future operations. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends.

Net sales

Consolidated net sales decreased 5.1% for the three months ended May 31, 2024, compared to the three months ended May 31, 2023. The Company’s display division decreased 1.3% for the three months ended May 31, 2024, compared to the previous year three months ended May 31, 2023, due to customer delays. The Company’s AYON Cyber Security division decreased 90.7% for the three months ended May 31, 2024, or $75 thousand compared to the same three months last year. Scheduling delays and equipment issues were the primary causes for the decreased revenue. The division is primarily doing service work and testing for customers.

Gross margins

Consolidated gross margins increased as a percentage to sales (33.6% from 32.4%) but decreased in actual dollars by $11 thousand due to lower sales for the three months ended May 31, 2024 compared to the three months ended May 31, 2023.

The VDC Display Systems division gross margin percentage to sales and gross margin dollars were equivalent compared to last year for the quarter ended May 31, 2024. VDC Display Systems sales and gross margins were affected by delay in some orders due to customer request and on parts needed to complete orders.

The AYON Cyber Security division had negative gross margins of $1 thousand on service business. The gross margin percentage was a negative 11.3% for the period ended May 31, 2024, compared to 13.1% for the same quarter last year.

Operating expenses

Operating expenses increased by 0.9% or $7 thousand for the three months ended May 31, 2024, compared to the three months ended May 31, 2023. The increase was due to the increased costs in selling expenses, primarily employee and contractor commissions. The Company reduced costs in administrative expenses, primarily in outside engineering contract expense.

Interest expense

There was not any interest expense for the quarter ended May 31, 2024, compared to $2 thousand for the quarter ended May 31, 2023. The interest expense was on the lease of TEMPEST equipment which was completed on December 1, 2023.

Income taxes

Due to the Company’s overall and historical net loss position, no income tax expense was reported for the three- month period ending May 31, 2024, and May 31, 2023. Due to continued losses reported by the Company, a full valuation allowance was allocated to the deferred tax asset created by these losses.

Video Display Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 15, 2024	By	/s/ Gregory L. Osborn
Gregory L. Osborn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.